Exhibit 99.D

Form of Letter from the Fund to Shareholders

in Connection with the Acceptance of Offers to Tender

Exhibit D

Triloma EIG Global Energy Term Fund I

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

October 21, 2016

Dear Shareholder:

Triloma EIG Global Energy Term Fund I (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”).  The Fund accepts your tender in its entirety, subject to the following sentence.  In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on August 29, 2016 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of September 30, 2016 (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact shareholder services at 844-229-7674, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern Time.

Sincerely,

Triloma EIG Global Energy Term Fund I

Enclosure

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